LARRAINVIAL SECURITIES US LLC

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68452

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LarrainVial Securities US LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Avda. El Bosque Norte 0177 – 3rd Floor
(No. and Street)

Las Condes, Santiago	Region Metropolitana, Chile	0177
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Chin	212-751-4422	pchin@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG Auditores Consultores Ltda.
(Name – if individual, state last, first, and middle name)

Rosario Norte 660, 21th floor	Las Condes, Santiago	RM, Chile	7550071
(Address)	(City)	(State)	(Zip Code)

06/02/2004	1273
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Larrain _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LarrainVial Securities US LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LARRAINVIAL SECURITIES US LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Notes to the Financial Statement



Report of Independent Registered Public Accounting Firm

To the Member and Management of
  LarrainVial Securities US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LarrainVial Securities US LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG

KPMG Auditores Consultores Ltda.

We have served as the Company's auditor since 2012.

Santiago, Chile

March 2, 2026

Santiago
Av. Presidente Riesco 5685,
piso 15, Las Condes

LARRAINVIAL SECURITIES US LLC

Statement of Financial Condition

December 31, 2025

	US$
Assets	
Cash	795,484
Receivable from clearing broker	11,880,761
Accounts receivable	2,635,780
Accounts receivable, customer	678,785
Fail to deliver	678,785
Due from affiliates	245,572
Income tax receivable	128,012
Deferred tax asset (net)	1,250,887
Right of use assets	383,237
Property and equipment (net)	130,813
Other assets	276,585
Total assets	19,084,701
Liabilities and Member's Equity	
Accounts payable, customer	678,785
Fail to receive	678,785
Accrued expenses	1,837,381
Lease liabilities	417,660
Other liabilities	4,613
Total liabilities	3,617,224
Member's equity	15,467,477
Total liabilities and member's equity	19,084,701

See accompanying notes to this financial statement.

LARRAINVIAL SECURITIES US LLC

Notes to the Financial Statement
December 31, 2025

1. Organization

LarrainVial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. In July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities in Chile. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity as a broker dealer on November 1, 2010.

Pursuant to the Securities and Exchange Commission ("SEC") Rule 15a-6, the Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB. The Company also transacts in foreign exchange spot contracts, and non-deliverable foreign exchange forward transactions.

The Company is a subsidiary of Larrain Vial SpA ("LVSA" or "the Parent") a Chilean investing private company, which is the sole member of the Company.

2. Summary of Significant Accounting Policies

a) Use of Estimates and Basis of Preparation
The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

b) Receivable from Clearing Broker
The Company clears customer transactions through the Company's fully disclosed clearing agent. Amounts receivable from the clearing broker are net amounts due to the clearing broker for fees and commissions. The Company's balances at the clearing broker shall at times contain cash, securities or a combination of both. The Company maintains a $250,000 deposit with the clearing broker.

c) Right of Use Assets
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

d) Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist.

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2025 is as follows:

	US$	Estimated Useful Lives
Computers	138,361	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	165,794	5 years
	354,361	
Less accumulated depreciation	(223,548)	
	130,813	

Property and equipment are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary.

e) Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified receivables from institutional customers and affiliates as in scope of ASC 326. The Company concluded that an allowance for credit losses was not required based on the Company's expectation of the collectability of such financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

f) Segment Reporting

Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07") requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment.

g) Income Taxes

The amount of current and deferred taxes is calculated as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. Cash

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

Notes to the Financial Statement
December 31, 2025

4. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing broker without limit for any losses that the clearing broker may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2025.

5. Leases

The Company has an obligation as a lessee for two office spaces with initial noncancelable terms in excess of one year. The Company classified the leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2025 were as follows:

Operating leases:

	US$
Operating lease ROU assets	383,237
Operating lease liabilities	417,660

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to the ROU assets resulting from reductions to lease obligations include the amounts added to or reduced from the carrying amount of the ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of the lease liabilities under noncancellable operating leases as of December 31, 2025 was as follows:

	US$
Year Ending December 31,	
2026	295,050
2027	140,175
Total undiscounted lease payments	435,225
Less imputed interest	(17,565)
Total lease liabilities	417,660

6. Income Taxes

The Company is subject to income taxes at the U.S. federal, state and municipal level and has elected to file as a taxable C-corporation. The Company is not subject to Chilean tax.

The Company recognizes a deferred tax asset based on the Company's operating loss carryforwards and its deductible temporary differences. The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liability at December 31, 2025 are as follows:

	US$
Deferred tax assets	
Operating loss carryforwards	900,408
Accrued expenses	361,510
Lease liability	95,472
Total deferred tax assets	1,357,390
Deferred tax liability	
Property and equipment	(18,899)
Right of use asset	(87,604)
Total deferred tax liability	(106,503)
	1,250,887

As of December 31, 2025, the Company does not have any unrecognized tax benefits.

7. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternate method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000.

At December 31, 2025, the Company had net capital of $10,682,712 which was $10,432,712 in excess of the amount required to be maintained.

8. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with LVCB. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from Asesorias LarrainVial Limitada and LVCB based on actual costs attributable to the Company. Payments related to the service agreement are invoiced and settled in US Dollars.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. As of December 31, 2025, no amounts were outstanding from LVCB.

The Company also provides advisory services to LVCB relating to fixed income securities transactions. The Company is compensated for services provided on the basis of cost plus a 20% margin. As of December 31, 2025, the Company had a receivable of $76,645 which is included as due from affiliates in the statement of financial condition.

LVS has an agreement with Larrain Vial Investment Inc ("LV Investment") to provide administrative and staff services requested by LV Investment. LVS is compensated for services provided on the basis of cost plus a 10% margin. As of December 31, 2025, the Company had a receivable of $168,927 which is included as due from affiliates in the statement of financial condition.

LVS had an agreement with Larrain Vial Asset Management Administradora General de Fondos S.A. to provide financial advisory services. The Company is compensated for services at a fixed monthly fee plus a variable fee in the event certain milestones are met. The agreement was terminated June 30, 2025.

In connection with the Company's securities activities conducted in an agency capacity, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law. A failure to receive or failure to deliver is the outcome in a transaction where one of the counterparties in the transaction fails to meet their respective obligations on the settlement date of a transaction. When failure to receive or failure to deliver occurs, one of the parties to the transaction has either not delivered the cash to pay for the transaction or not delivered the underlying assets that are to be delivered under the transaction. As the Company is effecting transactions on behalf of LVCB, failures to receive or failures to deliver are reported on the Company's statement of financial condition as a receivable or payable from the third party customer with an offsetting payable to or receivable from LVCB.

At December 31, 2025, the Company reported fail to deliver receivables from LVCB of $678,785 and corresponding payables to customer of $678,785. Additionally the Company reported a receivable from customers of $678,785 and a corresponding fail to receive payable of $678,785 due to LVCB. At December 31, 2025, the fail to deliver was aged and attracted a net capital charge of $108,188. These transactions settled subsequent to balance sheet date.

9. Contingencies

The Company is not involved in current or anticipated legal proceedings concerning matters arising in connection with the conduct of its business that require accrual of a loss contingency.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including soliciting transactions in equity and fixed income securities of foreign issuers, distributing research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2), and firm commitment underwriting. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are the same as those reported in the Company's statement of financial condition.

11. Subsequent Events

The Company has evaluated subsequent events through March 2, 2026 the date the financial statement was available to be issued. A $2 million dividend was issued to the Company's Parent on January 29, 2026. There were no other subsequent events that require adjustment to or disclosure in the financial statement.